Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Relating to Preliminary Prospectus dated April 8, 2013

Registration No. 333-187325

This free writing prospectus relates to the initial public offering of the Class A common stock of Blackhawk Network Holdings, Inc. by the selling stockholders and should be read together with the preliminary prospectus dated April 8, 2013 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No.  333-187325) relating to these securities. The most recent amendment to such Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1411488/000119312513153849/d303586ds1a.htm . The following information supplements and updates the information contained in the Preliminary Prospectus.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—Recent Developments—First Quarter Results” has been updated solely to provide additional information regarding commissions and fees as a percentage of load value and distribution partner commissions paid as a percentage of commissions and fees. Accordingly, the disclosure in the Preliminary Prospectus under “Prospectus Summary—Recent Developments—First Quarter Results” is amended in its entirety to read as follows:

Recent Developments—First Quarter Results

Our consolidated financial statements for the quarter ended March 23, 2013 are not yet available. The following expectations regarding our results for this period are solely management estimates based on currently available information. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary financial data and, accordingly, does not express an opinion or any other form of assurance with respect to these data.

We expect that for the quarter ended March 23, 2013:

•	Our total operating revenues will be $185.1 million; and

•	Our net income will be between $0.1 million and $0.3 million.

Key operating results for the quarter ended March 23, 2013 are expected to be as follows:

•	Load value: $1.6 billion (compared to $1.3 billion for the quarter ended March 24, 2012);

•	Commissions and fees as a % of load value: 9.0% (compared to 9.2% for the quarter ended March 24, 2012);

•	Distribution partner commissions paid as a % of commissions and fees: 66.4% (compared to 64.5% for the quarter ended March 24, 2012); and

•	Number of load transactions: 36.8 million (compared to 32.7 million for the quarter ended March 24, 2012).

Our actual results may differ from these expectations.

We expect our total operating revenues for the quarter ended March 23, 2013 to be $185.1 million, an increase of 22.1% from total operating revenues of $151.5 million for the quarter ended March 24, 2012. This increase was due primarily to an increase in load value of 23.0%, partially offset by a 20 basis point (0.2 percentage point) decline in commissions and fees as a percentage of load value, which is within the range of historical quarterly fluctuations that we experienced in fiscal year 2012.

We expect distribution partner commissions paid as a percentage of commissions and fees for the quarter ended March 23, 2013 to increase by 190 basis points (1.9 percentage points) from distribution partner commissions paid as a percentage of commissions and fees for the quarter ended March 24, 2012. The majority of this expected increase (approximately 100 basis points or 1.0 percentage points) was the result of increased commissions paid to Safeway pursuant to the amendment of our distribution partner agreements with Safeway, and the remainder was due to changes to the distribution partner mix and the territories in which our products are sold. We presently expect that these factors will continue to influence the percentage of commissions and fees paid to distribution partners in fiscal 2013.

We expect our net income for the quarter ended March 23, 2013 to be between $0.1 million and $0.3 million compared to net income of $2.9 million for the quarter ended March 24, 2012. This change was due primarily to an increase in distribution partner commissions paid as a percentage of commissions and fees, increased marketing expenses net of marketing revenues and increased distribution partner program development expenses.

Our net income for the quarter ended March 23, 2013 is expected to include an aggregate amount of approximately $4.8 million of net interest expense, income tax expense and depreciation and amortization. Our net income for the quarter ended March 23, 2013 is also expected to include an aggregate amount of approximately $2.5 million ($1.6 million after-tax) in stock-based compensation expense, distribution partner mark-to-market expense, change in fair value of contingent consideration and amortization of intangibles. For the quarter ended March 24, 2012, the comparable amount of net interest expense, income tax expense and depreciation and amortization was $5.5 million, and the comparable amount of stock-based compensation expense, distribution partner mark-to-market expense, change in fair value of contingent consideration and amortization of intangibles was $1.7 million ($1.1 million after-tax).

The foregoing preliminary first quarter results constitute forward looking statements. Actual results may vary materially from the information contained in these forward-looking statements based on a number of factors. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this prospectus for additional information.

The disclosure set forth in the Preliminary Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Fiscal Years Ended 2010, 2011 and 2012—Operating Expenses—Distribution Partner Commissions—2012 Compared to 2011” has been updated solely to add additional information regarding distribution partner commissions for fiscal 2013 and accordingly is amended in its entirety to read as follows:

Distribution Partner Commissions

2012 Compared to 2011

Distribution partner commissions expense increased 24.3%, or $100.0 million, to $510.8 million in 2012 from $410.8 million in 2011 primarily due to a 23.0%, or $146.9 million, increase in commissions and fees revenue. The increase in distribution partner commissions expense as a percentage of commissions and fees revenue from 64.2% in 2011 to 64.9% in 2012 was primarily due to an increased proportion of load value from sales through distribution partners with higher commission share percentages. Effective December 30, 2012, our distribution partner agreements with Safeway were amended to, among other things, extend the term to December 31, 2017 and decrease the share of distribution partner commissions retained by us. If this amendment had been in effect in 2012, distribution partner commissions expense would have increased by $8.3 million to $519.1 million, or 66.0% of commissions and fees revenue. This would have reduced our 2012 fiscal year adjusted operating revenue by $8.3 million and our net income by approximately $5.2 million. For further description, see below under “—Relationships with Safeway and Related Transactions—Gift Card Alliance Partners Program Agreements.”

We expect distribution partner commissions paid as a percentage of commissions and fees for the quarter ended March 23, 2013 to increase by 190 basis points (1.9 percentage points) from distribution partner commissions paid as a percentage of commissions and fees for the quarter ended March 24, 2012. The majority of this expected increase (approximately 100 basis points or 1.0 percentage points) was the result of increased commissions paid to Safeway pursuant to the amendment of our distribution partner agreements with Safeway, and the remainder was due to changes to the distribution partner mix and the territories in which our products are sold. We presently expect that these factors will continue to influence the percentage of commissions and fees paid to distribution partners in fiscal 2013.

The disclosure set forth in the Preliminary Prospectus under “Business—Legal Proceedings” has been updated solely to add a statement that we believe that a judgment or settlement with Alexsam that would have a material adverse effect on our business, results of operations or financial condition is currently not probable and that a range of reasonably possible losses is not estimable. Accordingly, the disclosure set forth in the Preliminary Prospectus under “Business—Legal Proceedings” is amended to read in its entirety as follows:

Legal Proceedings

We are involved from time to time in various legal proceedings arising in the ordinary course of business, including the matters described below. Although the outcome of any pending matters, including the matters described below, and the amount, if any, of our ultimate liability and any other forms of remedies with respect to these matters, cannot be determined or predicted with certainty, we do not believe that the ultimate outcome of these matters will have a material adverse effect on our business, results of operations or financial condition.

We have been the subject of other claims and litigation in the past, and could be the subject of additional litigation and regulatory or judicial proceedings or investigations in the future.

For example, a trademark opposition proceeding was filed with the Trademark Trial and Appeal Board on January 3, 2012, challenging our right to register the trademark PayPower, PowerPay LLC v. Blackhawk Network, Inc., Opposition No. 91203215. We presently expect the matter to be resolved by early 2014. Although the outcome of this proceeding may affect whether or not we are or will be entitled to use the PayPower mark in the U.S., we do not expect the resolution of the proceeding to have a material adverse effect on our business or financial condition.

Our industry has seen an increase in patent litigation in recent years, as there are a wide array of patents and pending patent applications related to the technologies used in the prepaid industry. As a result, third parties have asserted infringement claims against many participants in the prepaid industry. One example is a litigation being prosecuted against a number of our content providers: Alexsam, Inc. v. Best Buy Co., Inc. et al, filed in the United States District Court for the Eastern District of Texas in March 2010, alleging patent infringement in connection with activation of prepaid cards.

Alexsam was successful in other patent litigation in 2011. The defendants have denied the claims and are vigorously defending the infringement allegations. The court has scheduled an initial consolidated trial regarding validity and enforceability of the Alexsam patents for the end of April 2013, with the separate trials set to begin in May 2013 and continuing into July 2013. We believe that a judgment or settlement with Alexsam that would have a material adverse effect on our business, results of operations or financial condition is currently not probable. In addition, due to a number of factors including the complexity of the case, number of entities involved and unpredictability of the outcome, we believe that the range of reasonably possible losses is not estimable. However, if Alexsam succeeds, our content providers (including those not subject to the litigation) may be required to pay past and future royalties or future license fees (and may rely on us for indemnification of some of those payments) which could have a material adverse effect on our business, results of operations and financial condition.

Blackhawk Network Holdings, Inc. (“Blackhawk”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Blackhawk has filed with the SEC for more complete information about Blackhawk and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Blackhawk, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at (866) 471-2526, BofA Merrill Lynch at (866) 500-5408, Citigroup at (800) 831-9146 or Deutsche Bank Securities Inc. at (800) 503-4611.